33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL:(03)5232-3331
TELEX:J26397 SWIFT Address:MTRBJPJT

02 JUN 17 AM 11:52

SUPPL

June 13, 2002

02034939

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Establishment of Advisory Board (Keieishimoniinkai)

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Manager
Credit Products Department
Phone: 81-3-5232-8629
Facsimile:81-3-5232-8864

dlw 6/19

June 4,2002

To whom it may concern:

02 JUN 17 AM 11:52

Mitsui Trust Holdings, Inc.
(Code No:8309)

Establishment of Advisory Board (*Keieishimoniinkai*)

Mitsui Trust Financial Group has created highly sound, transparent organizational system throughout the Management Restructuring of the Group. In a series of restructuring, Mitsui Trust Holdings, Inc. (President: Kiichiro Furusawa) has established an Advisory Board (*Keieishimoniinkai*) as a consultative organ under the President.

The purpose for setting up an Advisory Board (*Keieishimoniinkai*) is to receive advice or suggestions on various issues regarding management strategy of the group, from external persons of great intellect and wide learning, considering the economic situations and the surroundings of the financial institutions.

The followings are the members of the Advisory Board.

Mr. Masahiro Okuno (Fujiwara)	Professor, Faculty of Economics, The University of Tokyo
Mr. Kagehide Kaku	Deputy Chairman of the Institute, Daiwa Institute of Research Ltd.
Mr. Junichiro Tanaka	Chairman of the Board, Mitsui Fudosan Co., Ltd.

For inquiries concerning this matter:
Mitsui Trust Holdings, Inc.
Public Relations Group,
Planning and Coordination Department
Phone: 81-3-5445-3500

Members of the Advisory Board

Masahiro Okuno (Fujiwara)

January 6,1947	Born in Tokyo
1969:	B.A.(Economics) The University of Tokyo
1973:	Ph.D.(Economics) Stanford University
	Assistant Professor, University of Illinois
1974:	Associate Professor, Yokohama National University
1984:	Associate Professor, Faculty of Economics, The University of Tokyo
1989:	Professor, Faculty of Economics, The University of Tokyo (Current)
	Specializes in Applied Microeconomics
	Award: *Nikkei Keizaitosyo Bunka Award,*
	"Economic Analysis of industrial Policy" , etc.

Kagehide Kaku

March 7,1942	Born in Tokyo
1965:	B.A.(Economics) The University of Tokyo
	Joined Bank of Japan
1990:	Deputy Manager, Policy Planning Department
1994:	Director, Bank Examination and Surveillance Department
1996:	Human Resources Management Department
	Appointed Deputy Chairman of the Institute, Daiwa Institute of Research Ltd. (Current)

Junichirou Tanaka

September 28,1929	Born in Tokyo
1951:	B.A.(Economics)Keio University
	Joined Mitsui Fudosan Co., Ltd.
1979:	Director
1982:	Managing Director
1985:	Senior Managing Director
1987:	President
1998:	Chairman of the Board (Current)

Reinforcement in Corporate Governance



Shareholders
Responsibility for Sustainable Dividends
Responsibility for Improvement in Share Value
Advisory Board
Mitsui Trust Holdings, Inc.
Advisory and Suggestions
Clear Responsibility for Supervising
Thorough Profit Management by Business Units
Capital Participation
Management Monitoring
The Chuo Mitsui Trust & Banking Co., Ltd.
Clear Responsibility for Business Management
Speedy Business Execution
Mitsui Asset Trust & Banking Co., Ltd.

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Credit Products Department
Attn: Yusuke Hosokawa
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-8629

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
Y. Hosokawa / Credit Products Department